Exhibit 99.1

Aphria Inc. to Announce Second Quarter Fiscal 2021 Financial Results on January 14, 2021

LEAMINGTON, ON, Jan. 6, 2021 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA) (Nasdaq: APHA), a leading global cannabis company inspiring and empowering the worldwide community to live their very best life, will release financial results for its second quarter and six-months ended November 30, 2020 on January 14, 2021.

Aphria executives will host a conference call to discuss these results at 9:00 am Eastern Time. To listen to the live call, dial (888) 231-8191 from Canada and the U.S. or (647) 427-7450 from International locations and use the passcode 8084651. A telephone replay will be available approximately two hours after the call concludes through February 14, 2021. To access the recording dial (855) 859-2056 and use the passcode 8084651.

There will also be a simultaneous, live webcast available on the Investors section of Aphria's website at aphriainc.com. The webcast will be archived for 30 days.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company inspiring and empowering the worldwide community to live their very best life. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships, and global expansion.

For more information, visit: aphriainc.com

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SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2021/06/c5822.html

%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000, For investor inquiries please contact:, Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 08:00e 06-JAN-21